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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Dated September 30, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        ☒                Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐                        No        ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

INTRODUCTORY NOTE

        This Report sets forth unaudited financial statements and other financial and statistical information for the six-month period ended June 30, 2004, and shall be deemed to be incorporated by reference into and made a part of the Registration Statement on Form F-3 (No. 333-115102) of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) ("SEK" or the "Company").

        In this Report, unless otherwise indicated, all descriptions and financial information relate to SEK as a whole, including both "SEK (exclusive of the S-system)" and the "State Support System" (the "S-system"), each of which is described herein. In certain instances, information relating to the S-system on a stand-alone basis is provided separately.

        SEK is a "public company" according to the Swedish Companies Act. A Swedish company, even if its shares are not listed on an exchange and not publicly traded, may choose to declare itself a "public company". Only public debt companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases, a public company is required to add the denotation "publ" to its name.

        This Report contains forward-looking statements. In addition, the Company may make forward-looking statements in its other periodic reports to the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K, in its annual and interim reports, offering circulars and prospectuses, press releases and other written information. The Company's Board of Directors, officers and employees may also make oral forward-looking statements to third parties, including financial analysts. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

  •
  financial projections and estimates and their underlying assumptions;

  •
  statements regarding plans, objectives and expectations relating to future operations and services;

  •
  statements regarding the impact of regulatory initiatives on the Company's operations;

  •
  statements regarding general industry and macroeconomic growth rates and the Company's performance relative to them; and

  •
  statements regarding future performance.

        Forward-looking statements generally are identified by the words "expect", "anticipate", "believe", "intend", "estimate", "should", and similar expressions.

        Forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events, although the Company intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as its obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company's control. SEK cautions that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, the following:

  •
  changes in general economic business conditions, especially in Sweden;

  •
  changes and volatility and currency exchange and interest rates; and

  •
  changes in government policy and regulations and in political and social conditions.

CURRENCY OF PRESENTATION

        SEK publishes its financial statements in Swedish kronor ("Skr"). The following table sets forth for the calendar periods indicated certain information concerning the exchange rate for U.S. dollars into Swedish kronor based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	Six-Month Period Ended June 30,
	2004	2003
	(Skr per U.S. dollar)
High	7.7725	8.7920
Low	7.0850	7.6710
Average(1)	7.5034	8.2544

(1)
The average of the exchange rates on the last business day of each month during the period.

        The noon buying rate on September 28, 2004 was Skr 7.3650 per U.S. dollar.

        No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

THE COMPANY

  Introduction

        SEK is a public stock corporation wholly-owned by the Swedish State through the Ministry of Foreign Affairs ("Sweden" or the "State").

        SEK was founded in 1962 in order to strengthen the competitiveness of Swedish export industry by meeting the need for long-term credits. SEK's objective is to engage in financing activities in accordance with the Swedish Financing Business Act and in connection therewith primarily to promote the development of Swedish commerce and industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds.

        SEK aims to be a strong financial partner for both customers and investors. With the Nordic region as its base and home market, SEK provides long-term financial solutions tailored for the private and public sectors. Business activities include export credits, lending, project financing, leasing, capital market products and financial advisory services. SEK extends credits, or loans, under two principal lending systems. Credits on commercial terms at prevailing fixed or floating market rates of interest are provided under "SEK (exclusive of the S-system)", and credits on State-supported terms at fixed rates of interest that may be lower than prevailing fixed market rates are provided under the "State Support System" (the "S-system"). The S-system is administered on behalf of the State by SEK against compensation.

        From its roots and base in export credits, SEK's product range has continuously expanded to promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been a pioneer in the creation of innovative financial solutions. SEK's independent position, with clear niche specialization in long-term financial products, combined with its considerable financial capacity and flexible organization, are key factors for the success of its operations. SEK's borrowing activities in the international capital markets have given SEK extensive expertise in financial instruments, an expertise that has earned prestigious international awards from financial publications on several occasions. This experience, together with maintaining credit quality and credit ratings (as of

September 2004: AA+ from Standard & Poor's and Aa1 from Moody's Investors Service), has allowed SEK to offer its customers tailored products and what SEK believes are highly competitive terms.

        SEK has intensified the broadening of both its range of services and customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. Among other things SEK has increased its financing of infrastructure projects business with Swedish regional and local authorities, with the aim of supporting the development and competitiveness of Swedish commerce and industry. SEK has also to a greater extent become involved as a financial advisor for international projects. The expansion of SEK's services and customer base reflects SEK's efforts to become a broader-range finance house with specialists in a number of areas, while continuing to emphasize its traditional role as a long-term lender.

        The increasing integration of business in the Nordic countries is consistent with SEK's goal of having a position in the Nordic countries within its niche: long-term financial solutions. The establishment in 2002 of SEK's representative office in Helsinki, with its focus on major Finnish companies and local authorities, furthers this development. The operations in Helsinki are important for strengthening SEK's position in the Nordic market.

        SEK has been involved in Sweden's fast-growing trade with the countries in the Baltic region since the early 1990s. The overall goal is to contribute to a continued positive economic development in the region, while strengthening the presence of Swedish and Nordic business. Within the framework of these activities there are also links to the business opportunities that can be created by the enlargement in 2004 of the European Union to include new members from the Baltic region and Eastern Europe.

        SEK's relationships with national, Nordic and other international investors and partners strengthen its ability to develop financial solutions which meet its customers' requirements. This network enables SEK to participate in co-financing solutions and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

        The address of the Company's principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Västra Trädgårdsgatan 11B, Stockholm, Sweden, and the Company's telephone number is 011-46-8-613-8300. The Company's authorized representative in the United States is the Consulate General of Sweden, One Dag Hammarskjöld Plaza, 885 Second Avenue, New York, NY 10017, and the telephone number is (212) 583-2550.

Selected Balance Sheet and Counterparty Information

        Although SEK provides financing for transactions involving public and private buyers throughout the world, its counterparty exposures are largely to the Swedish and other highly rated OECD states and major Swedish and international banks and credit institutions. (See table below.)

COUNTERPARTY RISK EXPOSURES
(Skr billion)

Consolidated Group and Parent Company:	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
	June 30, 2004		December 31, 2003		June 30, 2004		December 31, 2003		June 30, 2004		December 31, 2003
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	34.0	20	29.7	18	28.4	19	24.2	17	5.6	32	5.5	26
Municipalities	10.2	6	9.5	6	9.9	7	9.3	6	0.3	2	0.2	1
Mortgage institutions	3.7	2	5.2	3	3.7	2	5.2	4	—	—	—	—
Banks	57.9	35	58.5	36	52.5	35	50.3	36	5.4	30	8.2	39
Other credit institutions	44.3	27	41.6	26	38.9	26	35.1	25	5.4	30	6.5	31
Corporations and others	16.8	10	17.1	11	15.8	11	16.4	12	1.0	6	0.7	3

Total	166.9	100	161.6	100	149.2	100	140.5	100	17.7	100	21.1	100

        The following table sets forth certain data regarding SEK's credits outstanding and debt outstanding at June 30, 2004 and 2003:

	June 30,
(In millions of Skr)
	2004	2003
Total credits outstanding (old format)	59,392	60,182
Total credits outstanding (new format)(1)	33,109	42,062
Of which S-system	7,848	9,607
Total debt outstanding	141,909	115,530
Of which S-system	554	557

(1)
In addition to the amounts of credits outstanding reported on this line, SEK also had outstanding credits granted against documentation in form of securities amounting to Skr 31,003.7 million at June 30, 2004 and Skr 28,226.6 million at June 30, 2003. According to Swedish legislation and accounting practice such credits are reported under the heading interest-bearing securities. The amount of deposits with banks, repurchase agreements and cash on demand included in total credits outstanding (new format) was Skr 4,719.9 million at June 30, 2004 and Skr 10,018.5 million at June 30, 2003. This amount of deposits fluctuates depending on changes in SEK's liquidity position.

  Amounts of credits reported under the "old format" include all credits—i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation—and these amounts do, in the opinion of SEK's management, reflect the real credit/lending volumes of SEK. Therefore, references in this Report to lending volumes reflect the old format, unless otherwise noted.

Lending Operations

        The following table sets forth certain data regarding SEK's lending operations for the six-month periods ended June 30, 2004 and 2003:

	Six-Month Period Ended June 30,
(In millions of Skr)
	2004	2003
Offers of long-term credits accepted	9,224	7,527
Of which S-system	554	594
Total credits outstanding at June 30 (old format)	59,392	60,182
Of which S-System	7,848	9,607
Total credit commitments outstanding at June 30	14,671	13,331
Of which S-System	9,581	10,009

Borrowing Operations

        During the period the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 23.8 billion (Skr 31.6 billion for the six-month period ended June 30, 2003) or USD 3.3 billion (3.7).

        During the beginning of the year, SEK launched its first EUR-denominated borrowing of benchmark-character, a transaction amounting to EUR 1 billion sold mainly to European and Asian investors.

CONTROL OF REGISTRANT AND CAPITAL SECURITIES

        The following table sets forth the current share ownership of the Company:

	Ownership	Number of Shares
Kingdom of Sweden	64.65%	640,000	Class A Shares
Kingdom of Sweden	35.35%	350,000	Class B Shares

Total	100.00%	990,000

        On June 30, 2003, the Kingdom of Sweden became the sole (100 percent) owner of SEK. The State owns all of the Class A shares and all of the Class B shares.

        During the three year period from June 2000 to June 2003 the State held 64.65% of the Company's voting shares, with the other 35.35% held by ABB Structured Finance Investment AB. Prior to that date, the State held 50 percent of the Company's voting shares, with the other 50 percent held by major commercial banks in Sweden.

RATIOS OF EARNINGS TO FIXED CHARGES

        The ratios of earnings to fixed charges of the Company for the calendar periods indicated below are as follows:

	Six-Month Period Ended June 30,
	2004	2003
Swedish GAAP	1.15	1.18
U.S. GAAP	1.08	1.15

        For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the period, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, in "SEK (exclusive of the S-system)".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

Operating Results

        Operating profit was Skr 307.8 million (323.7). The decline was due to increased administrative expenses but also to certain effects in the investment portfolio (see below). Net interest earnings have, however, increased due to increased volumes.

        Net interest earnings totaled Skr 418.0 million (393.3). The contribution to net interest earnings from debt-financed assets was Skr 279.5 million (228.9). The increase in net interest earnings is a result of increased average volumes of debt-financed assets, which totaled Skr 136.2 billion (109.3). The increase is related to the liquidity portfolio. The average margin of debt-financed assets was 0.41 percent p.a. (0.42). Interest cost for new Hybrid Capital issued in 2003 affected results and margins negatively.

        The contribution to net interest earnings from the investment portfolio, which mainly represents the investment of SEK's equity, was Skr 138.5 million (164.4). The decrease compared with the same period in the previous year was due mainly to a lower amount of equity as a result of the extra dividend paid on June 30, 2003 related to the change in ownership in 2003. During the latter half of 2004, maturing assets in part of the investment portfolio are expected to be reinvested at comparably lower interest rates.

        Administrative expenses amounted to Skr 113.2 million (90.2). Included in such expenses were, i.a., Skr 9.1 million (0.0) representing the expected cost for the general incentive system, which was the maximum level for the first six months. The administrative expenses increased due to the strengthening and broadening of the business activities in response to market needs.

        Depreciations of non-financial assets increased to Skr 12.3 million (5.6). The increase was related to depreciations of intangible assets in the ongoing IT-project, in which SEK's current business system is being replaced.

        The annualized return on equity was 20.9 percent (June 30, 2003: 17.2 percent) before taxes, and 15.0 percent (June 30, 2003: 12.4 percent) after taxes, respectively.

        Net profit was Skr 221.4 million (232.5), after charges for taxes amounting to Skr 86.4 million (85.2).

        There have been and are expected to continue to be significant differences between SEK's net profit and shareholders' funds calculated under Swedish GAAP as compared to these items calculated under U.S. GAAP. Based on its experience and knowledge of the functioning of SEK's economic hedging, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income and shareholders' funds.

        These differences arise primarily from the requirements of U.S. GAAP that (A) changes in the fair value of derivatives that are not part of a qualifying fair value hedge relationship are required to be recognized currently in the income statement while the contract which the derivative is economically hedging is carried at amortized cost and (B) changes in currency exchange rates affecting the fair value of foreign-currency instruments in the available-for-sale portfolio that are not eligible for hedge accounting are reported only as increases or decreases in shareholders' funds, while the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement.

        SEK's net profit, reconciled to U.S. GAAP, produced a net loss of Skr 3.0 million in the first half of 2004, compared to net profits of Skr 234.0 million in the first half of 2003.

        The aggregate U.S. GAAP adjustments, net of the related tax effect, produced a negative adjustment of Skr 224.4 million in the six-month period ended June 30, 2004, compared to a positive adjustment of Skr 1.5 million in the corresponding period 2003. Of that amount a negative adjustment of Skr 141.0 million (244.8) is related to (A) above, and a negative adjustment of Skr 194.9 million (positive adjustment of 311.7) is related to (B) above. See also Note 14 to the Consolidated Financial Statements.

Business Activities

        Even if the overall export-sector in Sweden is showing positive figures, the low international demand for new credits is still prevailing among SEK's customers. In the corporate sector, consolidation remains more pronounced than new investments. In this business environment, SEK's total volume of new customer-related financial transactions reached a satisfactory level of Skr 11.2 billion (9.6). Of that amount, new long-term credits granted totaled Skr 9.2 billion (7.5), of which export credits Skr 2.1 billion (3.0), credits to municipalities Skr 3.1 billion (1.9), and other direct lending to customers Skr 4.0 billion (2.6). Syndicated customer transactions totaled Skr 2.0 billion (2.1).

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at period-end was Skr 74.1 billion (y-e: 74.4), of which Skr 59.4 billion (y-e: 60.9) represented credits outstanding.

        Further, the aggregate amount of outstanding offers for new credits at period-end increased significantly, to Skr 58.1 billion (y-e: 30.7). The increase is mainly related to the S-system, where a fixed-rate offer is attractive in an environment with increasing interest rates.

Total Assets, Liquidity, and Capital Adequacy

        The level of SEK's liquid assets—to be regarded as SEK's readiness to lend—improved during the period. SEK's total assets at period-end increased to Skr 163.6 billion (y-e: 151.8), of which the liquidity portfolio amounted to Skr 89.9 billion (y-e: 79.6).

        At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

        There have been no major shifts in the break-down of SEK's counterparty risk exposures. Of the total risk exposures, 63 percent (y-e: 65) were against banks, mortgage institutions and other financial institutions; 20 percent (y-e: 18) were against highly rated OECD states; and 6 percent (y-e: 6) were against local and regional authorities. The remaining 10 percent (y-e: 11) were against corporations and others.

        No credit losses were incurred.

        SEK has a capital adequacy ratio well above the minimum ratio required by law. At period-end the regulatory total capital adequacy ratio was 16.9 percent (y-e: 16.6), of which 9.7 percent (y-e: 9.5) represented Tier-1.

        The adjusted capital adequacy ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory capital base. At period-end, SEK's adjusted total capital adequacy ratio was 18.5 percent (y-e: 18.3), of which 11.4 percent (y-e: 11.1) represented adjusted Tier-1.

Capital Base and Required Capital
According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

	Consolidated Group						Parent Company
I. Capital requirement	June 30, 2004			December 31, 2003			June 30, 2004			December 31, 2003
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
	(Amounts in Skr mn)
On-balance sheet items	163,560	33,331	2,667	151,800	31,682	2,534	163,447	33,221	2,658	151,869	31,752	2,540
Off-balance sheet items	17,716	3,407	272	21,171	4,172	334	17,716	3,407	272	21,171	4,172	334
Other exposures	n.a.	0	0	n.a.	0	0	n.a.	0	0	n.a.	0	0

Total	181,276	36,738	2,939	172,971	35,854	2,868	181,163	36,628	2,930	173,040	35,924	2,874
Breakdown by category:
A. Riskweight 0%	57,687	—	—	49,546	—	—	57,686	—	—	49,546	—	—
B. Riskweight 20%	91,644	18,329	1,466	96,053	19,211	1,537	91,641	18,328	1,466	96,051	19,210	1,537
C. Riskweight 50%	1,548	774	62	2,284	1,142	91	1,548	774	62	2,284	1,142	91
D. Riskweight 100%	15,287	15,287	1,223	14,203	14,203	1,136	15,178	15,178	1,214	14,274	14,274	1,142
E. Market exposures	15,110	2,348	188	10,885	1,298	104	15,110	2,348	188	10,885	1,298	104

Total	181,276	36,738	2,939	172,971	35,854	2,868	181,163	36,628	2,930	173,040	35,924	2,874
II. Capital base (A)	III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	6/2004	12/2003	6/2004	12/2003		6/2004	12/2003	6/2004	12/2003
Tier-1 capital	3,574	3,395	3,601	3,423	Total	16.9%	16.6%	17.0%	16.6%
Tier-2 capital	2,623	2,558	2,619	2,554	Of which:
Of which:					Tier-1 ratio	9.7%	9.5%	9.8%	9.5%
Upper Tier-2	2,166	2,103	2,162	2,100	Tier-2 ratio	7.2%	7.1%	7.2%	7.1%
Lower Tier-2	457	455	457	454	Of which:
Total	6,197	5,953	6,220	5,977	Upper Tier-2 ratio	5.9%	5.8%	5.9%	5.8%
					Lower Tier-2 ratio	1.3%	1.3%	1.3%	1.3%
Adjusted Tier-1 capital	4,174	3,995	4,201	4,023	Adjusted Total	18.5%	18.3%	18.6%	18.3%
Adjusted Total	6,797	6,553	6,820	6,577	Of which: Adj. Tier-1 ratio	11.4%	11.1%	11.5%	11.1%

IV. Specification of off-balance sheet items (B)							Book value on-balance sheet
Consolidated Group and Parent Company:							Related to derivative contracts with positive real exposures:
	Of which:								Related to derivative contracts with negative real exposures:
June 30, 2004	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real values	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts
Currency related agreements	125,162	4,569	1,312	3,257	5,794	1,068	1,730	1,940	2,443	686
Interest rate related contracts	120,193	1,143	663	480	6,325	287	114	3,005	634	33
Equity related contracts	40,099	3,575	548	3,027	902	857	4	555	484	1
Commodity related contracts, etc	3,094	247	2	245	337	123	—	—	—	—

Total derivative contracts	288,548	9,534	2,525	7,009	13,358	2,335	1,848	5,500	3,561	720
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	390	390	—	390	—	—
Undisbursed credits	15,584	7,792	—	7,792	—	1,072

Total	304,522	17,716	2,525	15,191	13,358	3,407
December 31, 2003
Derivative financial contracts:
Currency related agreements	114,627	7,492	3,499	3,993	5,117	1,818	937	1,515	3,826	1,775
Interest rate related contracts	117,311	2,209	1,439	770	7,043	529	17	3,681	816	33
Equity related contracts	38,984	4,026	703	3,323	1,242	983	3	551	438	5
Commodity related contracts, etc	1,706	156	20	136	154	78	—	—	—	—

Total derivative contracts	272,628	13,883	5,661	8,222	13,556	3,408	957	5,747	5,080	1,813
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	14,358	7,179	—	7,179	—	764

Total	287,095	21,171	5,661	15,510	13,556	4,172

(A)
The capital base includes the profit for the year—less the dividend proposed—according to the Board's proposal for distribution of the 2003 profits. The capital base also includes the profit for the six-month period ended June 30, 2004, less expected dividend related to said period.
(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, various kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swapos, etc.). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

INCOME STATEMENTS (UNAUDITED)

SEK (exclusive of the S-system)	January-June, 2004		January-June, 2003		January-December, 2003
	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
(Skr mn)
Interest revenues	2,480.0	2,481.4	2,199.9	2,202.5	4,432.9	4,438.5
Interest expenses	-2,062.0	-2,062.0	-1,806.6	-1,806.6	-3,675.4	-3,675.5

Net interest revenues	418.0	419.4	393.3	395.9	757.5	763.0
Commissions earned	9.1	3.7	4.3	2.8	13.0	9.1
Commissions incurred	-8.6	-8.6	-3.3	-3.3	-17.1	-17.1
Remuneration from the S-system	9.8	9.8	19.3	19.3	29.7	29.7
Net results of financial transactions (Note 2, 3)	4.8	4.8	3.5	3.5	11.7	11.7
Other operating income	0.5	0.6	2.8	3.7	6.4	7.6
Administrative expenses	-113.2	-112.3	-90.2	-91.8	-189.5	-191.9
Depreciations of non-financial assets	-12.3	-11.2	-5.6	-4.5	-15.5	-13.4
Other operating expenses	-0.3	0.0	-0.4	0.0	-0.9	0.0

Operating profit	307.8	306.2	323.7	325.6	595.3	598.7
Changes in untaxed reserves	n.a.	0.0	n.a	0.0	n.a.	15.4
Taxes (Note 6)	-86.4	-85.7	-91.2	-91.2	-167.8	-172.5

Net profit for the period	221.4	220.5	232.5	234.4	427.5	441.6
Earnings per share, Skr (Note 12)	224		235		432

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-June, 2004	January-June, 2003	January-December, 2003
Interest revenues	197.1	230.3	443.4
Interest expenses	-173.6	-284.2	-510.9

Net interest revenues(+)/expenses(-)	23.5	-54.0	-67.5
Remuneration to SEK	-9.8	-19.3	-29.7
Foreign exchange effects	1.2	8.9	7.4
Reimbursement to(-)/from(+) the State	-14.9	64.4	89.8

Net	0.0	0.0	0.0

Quarterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system) Consolidated Group (Skr mn)	April-June, 2004	January-March, 2004	April-June, 2003	January-March, 2003
Interest revenues	1,258.5	1,221.5	1,064.3	1,135.6
Interest expenses	-1,039.6	-1,022.4	-873.9	-932.7

Net interest revenues	218.9	199.1	190.4	202.9
Operating revenues	13.8	10.4	12.5	13.9
Operating expenses	-68.5	-65.9	-48.4	-47.6

Operating profit	164.2	143.6	154.5	169.2
Taxes	-46.1	-40.3	-43.5	-47.7

Net profit for the period	118.1	103.3	111.0	121.5

BALANCE SHEETS (UNAUDITED)

	June 30, 2004			June 30, 2003			December 31, 2003
(Skr mn)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	10,270.7	10,270.7	58.5	4,934.2	4,934.2	56.3	4,458.5	4,458.5	57.4
Of which current assets	(9,888.4)	(9,888.4)	(58.5)	(4,111.2)	(4,111.2)	(56.3)	(3,645.8)	(3,645.8)	(57.4)
Of which fixed assets	(382.3)	(382.3)	—	(823.0)	(823.0)	—	(812.7)	(812.7)	—
Credits to credit institutions (Note 9)	11,287.8	11,285.4	3,792.0	14,814.5	14,803.3	2,675.3	17,569.6	17,567.7	4,789.8
Credits to the public (Note 9)	21,851.4	21,851.4	4,062.0	27,260.6	27,260.6	6,931.7	23,202.4	23,202.4	3,474.1
Other interest-bearing securities	105,881.5	105,881.5	—	80,189.0	80,189.0	—	95,298.6	95,298.6	—
Of which current assets	(74,679.7)	(74,679.7)	—	(51,646.9)	(51,646.9)	—	(63,752.0)	(63,752.0)	—
Of which fixed assets	(31,201.8)	(31,201.8)	—	(28,542.1)	(28,542.1)	—	(31,546.6)	(31,546.6)	—
Of which credits (Note 8)	(31,003.7)	(31,003.7)	—	(28,226.6)	(28,226.6)	—	(31,111.6)	(31,111.6)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets	212.9	97.9	—	194.5	77.3	—	201.7	85.7	—
Other assets	10,492.9	10,384.7	59.7	6,246.3	6,316.4	204.6	7,678.3	7,751.6	96.9
Prepaid expenses and accrued revenues	3,562.3	3,562.2	102.3	3,107.9	3,107.6	124.8	3,391.4	3,391.3	93.7

Total assets (Note 11)	163,559.5	163,447.3	8,074.5	136,747.0	136,802.0	9,992.7	151,800.5	151,869.3	8,511.9
LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	452.5	462.5	27.5	759.4	759.4	0.0	2,545.8	2,555.8	1.2
Borrowing from the public	47.3	47.3	0.0	42.9	42.9	0.0	28.7	28.7	0.0
Senior securities issued	141,409.7	141,409.7	561.3	114,727.7	114,727.7	557.0	129,990.4	129,990.4	552.5
Other liabilities	11,729.9	11,584.8	145.7	11,493.2	11,525.1	47.9	9,979.3	10,014.7	147.5
Lending/(borrowing) between SEK and the S-system	—	—	7,224.6	—	—	9,137.1	—	—	7,697.0
Accrued expenses and prepaid revenues	3,254.2	3,254.2	115.4	2,908.4	2,908.1	250.7	2,908.7	2,908.3	113.7
Allocations	394.0	17.5	—	399.0	18.2	—	394.4	17.9	—
Subordinated securities issued	3,098.3	3,098.3	—	3,659.2	3,659.2	—	3,001.0	3,001.0	—

Total liabilities and allocations	160,385.9	159,874.3	8,074.5	133,989.8	133,640.6	9,992.7	148,848.3	148,516.8	8,511.9
Untaxed reserves	n.a.	1,344.6	—	n.a.	1,360.0	—	n.a.	1,344.6	—
Share capital	990.0	990.0	—	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,176.4	208.1	—	1,119.3	140.0	—	1,117.6	149.3	—

Total non-distributable capital	2,166.4	1,198.1	—	2,109.3	1,130.0	—	2,107.6	1,139.3	—
Profit carried forward	785.8	809.8	—	415.4	437.0	—	417.1	427.0	—
Net profit for the period	221.4	220.5	—	232.5	234.4	—	427.5	441.6	—

Total distributable capital	1,007.2	1,030.3	—	647.9	671.4	—	844.6	868.6	—

Total shareholders' funds	3,173.6	2,228.4	—	2,757.2	1,801.4	—	2,952.2	2,007.9	—

Total liabilities, allocations and shareholders' funds	163,559.5	163,447.3	8,074.5	136,747.0	136,802.0	9,992.7	151,800.5	151,869.3	8,511.9
COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None	None	None	None
Interest-bearing securities Subject to lending	389.7	389.7	—	212.8	212.8	—	108.9	108.9	—
CONTINGENT LIABILITIES	None	None	None	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits	15,584.3	15,584.3	9,580.8	14,247.5	14,247.5	10,008.9	14,358.3	14,358.3	10,024.6

Specification of Change in Shareholders' Funds
Consolidated Group
(Skr mn)	January-June, 2004	January-June, 2003
Opening balance of shareholders' funds	2,952.2	3,764.7
Dividend paid	—	-1,240.0
Net profit for the period	221.4	232.5

Closing balance of shareholders' funds	3,173.6	2,757.2

STATEMENTS OF CASH FLOWS (UNAUDITED)(A)

	January-June 2004		January-June 2003
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Cash flows from operating activities
Net profit for the year	218.5	217.6	232.5	234.4
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a	—	n.a	—
Increase(+)/decrease(-) in deferred taxes	—	—	—	—
Depreciations	12.3	11.2	5.6	4.5
Increase(-)/decrease(+) in prepaid expenses and accrued revenues	-170.9	-170.9	291.2	291.6
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	349.5	349.9	-80.2	-80.2
Decrease(+)/increase(-) in derivative instruments with positive or negative values	-802.3	-802.3	1,682.3	1,682.3
Other changes—net	-263.2	-262.3	-2,457.2	-2,458.4
Disbursements of credits(B)	5,277.2	5,277.2	-4,064.6	-4,064.6
Repayments of credits, including effects of currency translations	-3,826.6	-3,826.6	9,189.8	9,189.8
Net increase(-)/decrease(+) in bonds and securities held(C)	-16,395.1	-16,395.1	279.0	279.0
Other changes related to credits — net(B)	6,182.2	6,182.8	-8,167.4	-8,167.4

Net cash (used in)/provided by operating activities	-9,418.4	-9,418.5	-3,089.0	-3,089.0

Cash flows from investing activities
Capital expenditures	-23.5	-23.4	-22.1	-22.1

Net cash (used in)/provided by investing activities	-23.5	-23.4	-22.1	-22.1

Cash flows from financing activities
Net decrease (-)/increase (+) in originally short-term debt	-719.8	-719.8	-5,358.5	-5,358.5
Proceeds from issuance of long-term senior debt	23,811.7	23,811.7	31,630.8	31,630.8
Proceeds from issuance of long-term subordinated debt	0.0	0.0	1,541.0	1,541.0
Repayments of long-term senior subordinated debt	0.0	0.0	0.0	0.0
Adjustment of long-term subordinated debt due to currency translations	97.3	97.3	-106.5	-106.5
Repayments of long-term senior debt, including effects of currency translations	-9,075.7	-9,075.7	-27,902.3	-27,902.3
Dividend paid	0.0	0.0	-1,240.0	-1,240.0
Own long-term debt repurchased, net change	-4,671.6	-4,671.6	4,546.6	4,546.6

Net cash (used in)/provided by financing activities	9,441.9	9,441.9	3,111.1	3,111.1

Net increase(+)/decrease(-) in cash and cash equivalents	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0

Cash and cash equivalents at end of period(B)	0.0	0.0	0.0	0.0

(A)
The statements of cash flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards RR 7—Accounting Recommendation for Cash Flows.

(B)
Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been included in Other changes—net. The amount of deposits with banks at June 30, 2004 was Skr 3,312.3 million (9,494.5). Such amounts are not included in the amounts of Cash in hand on the balance sheet.

(C)
Net increase(-)/decrease(+) in credits granted against documentation in the form of interest-bearing securities are included as one component in Net increase/decrease in bonds and securities held.

SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

        All amounts are in Skr million, unless otherwise indicated.

Introductory Note.

The Parent Company compared with the Consolidated Group

        The Company reports separate Income Statements and Balance Sheets for the Consolidated Group and the Parent Company.

        The Consolidated Group (the "Consolidated Group" or the "Group") comprises SEK (the "Parent Company") and its wholly-owned subsidiaries AB SEKTIONEN and AB SEK Securities (the "Subsidiaries"). AB SEKTIONEN's most material asset is its building, serving as SEK's headquarters, and it does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority.

        The information in the following notes represents, unless otherwise stated, both the Consolidated Group and the Parent Company.

Note 1.    Accounting principles applied

Introduction

        Swedish accounting legislation, as well as the related accounting regulations of the Swedish Financial Supervisory Authority, is adapted to applicable EU directives. The regulations apply to Swedish credit institutions, including SEK.

        The regulations include, among other things, specific rules for "hedge accounting". Hedge accounting enables reporting based on common valuation principles for financial assets and financial liabilities which, acquired for that purpose, together hedge the holder against unfavorable changes in the net values of the same. Hedge accounting has been applied also in prior years.

        The following accounting policies have been applied:

        (a)    Consolidation. The consolidated financial statements have been drawn up, in accordance with The Swedish Financial Accounting Standards Council's RR 1:00, Consolidated Accounts, based on the purchase method. Thus, in the consolidation, the acquisition price of the shares of the Subsidiaries and the equity of the Subsidiaries, at the date of the acquisition, have been eliminated. The difference (surplus value) between the two amounts relates wholly to the building owned by the AB SEKTIONEN and is consolidated accordingly. All inter-company accounts and transactions have been eliminated in consolidation.

        No untaxed reserves are reported in the Consolidated Balance Sheet, nor are revenues and expenses, including taxes, related to untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by (i) an after-tax portion, reported as one component of non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of"allocations". Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation "n.a." has been used.

  (b)
  S-system. SEK administers, against compensation, the State's export credit support system, and the State's tied aid credit program (the "S-system"). Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding, all interest differentials, financing costs and net foreign exchange losses under the S-system will be reimbursed by the State. Settlements of such are made in arrears every three months. Claims for reimbursement from the State (and liabilities for reimbursement to the State) are reported as "Due from the State" until settled.

			Concessionary credits		Net result for S-system
	CIRR credits
Results in the S-system by Type of Credit
	2004-06	2003-06	2004-06	2003-06	2004-06	2003-06
Interest Revenues/(expenses)	90.4	62.1	-66.9	-116.1	23.5	-54.0
Renumeration to SEK	-7.2	-14.7	-2.6	-4.6	-9.8	-19.3
Foreign exchange differences	1.2	8.9	0.0	0.0	1.2	8.9
Total	84.4	56.3	-69.5	-120.7	14.9	-64.4

        (c)    S-system statements. Separate income statements are shown for the S-system. Amounts included in such income statements are not included in income statements of the Consolidated Group and the Parent Company.

        With regard to balance-sheet statements, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. However, in the balance-sheet statements are also included columns with the heading "Of which S-system", where the S-system-related items are shown separately.

        Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK. However, the results under such system are settled between SEK and the State as described in Note 1 (b).

        (d)    Accrual basis accounting. The SEK-group is on the accrual basis of accounting. However, in the S-system certain items are reported on cash basis in compliance with an agreement between SEK and the State (see also Note 1(b)).

        (e)    Settlement or trade date reporting. The reporting on the balance sheet is based on trade date, however, in the case of credits and debt, on settlement days.

        (f)    Gross basis reporting. The reporting of all interest revenues and interest expenses is made on a gross basis with the exception of interest revenues and interest expenses related to derivative instruments. In accordance with the regulations of the Swedish Financial Supervisory Authority, interest revenues and interest expenses related to derivative instruments are reported on a net basis.

        (g)    Current and fixed financial assets. Financial assets are classified as "current financial assets" or "fixed financial assets".

        (h)    Untaxed reserves. In accordance with Swedish tax law, the Parent Company maintains certain untaxed reserves. (See also Note 1(a).)

        (i)    Currency translation. Assets and liabilities in foreign currencies have been translated to Swedish kronor at the year-end exchange rates (see Note 2). Currency exchange effects are included as one component of "net results of financial transactions".

        Revenues and expenses denominated in foreign currencies are translated to Swedish kronor at the current exchange rate as of the respective day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects.

        (j)    Securities. The following principles have been applied with regard to interest-bearing securities ("securities" or "interest-bearing securities"):

        Securities acquired with the purpose of hedging the return on SEK's equity during the tenor of the securities, and aimed to be held to maturity ("held-to-maturity account securities"), are classified as fixed financial assets and reported at amortized cost.

        Securities included in interest-rate and currency-exchange-rate hedged transactions ("hedge account securities") are classified as current financial assets and reported—in accordance with the hedge accounting rules—at amortized cost. Hedge account securities are offset mainly by other items, mostly liabilities, with matching principal or notional amounts, interest rates and currencies, such that the Company's exposure to changes in net values of the same due to movements in interest and exchange rates is hedged.

        Securities in the Trading Portfolio ("trading accounts securities" or "Trading Securities"), as defined by the regulations of the Swedish Financial Supervisory Authority, are classified as current financial assets and reported at market value. (It should be noted that, in accordance with the Company's policies, only limited exposures to interest rates and/or currency fluctuations are allowed.) The difference between market value and amortized cost (unrealized net gains or losses) of Trading Securities is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority's regulations.

        Realized gains and losses in connection with sales of hedge account securities are deferred and amortized as one component of interest revenues or interest expenses, as the case may be, while such gains and losses in connection with sales of other securities are reported as one component of net results of financial transactions.

        Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

        The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i)"Treasuries, etc., eligible for refinancing with central banks", and (ii) "Other interest-bearing securities". Since SEK has no legal right to refinance any securities with the Swedish Central Bank, the first heading may, according to SEK's opinion, confuse the reader of the relevant statement. To avoid such confusion, SEK has determined to instead use the term "Treasuries/government bonds". All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to "Treasuries/government bonds" and to "Other interest-bearing securities".

        (k)    Deposits. Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of "credits to credit institutions".

        (l)    Bond lending. Securities lent to other parties are reported as securities on the balance sheet. However, according to regulations of the Swedish Financial Supervisory Authority, securities/assets lent to other parties will—although not formally representing collateral—be reported under the heading"Collateral Provided".

        (m)    Past-due credits and problematic credits. Past-due credits are credits or other assets on which interest or principal has been contractually past-due for more than 60 days. Problematic credits are doubtful credits (or other assets), and restructured credits (or other assets). Doubtful credits (or other assets) are credits (or other assets) that are past due or where the payments most likely will not be fulfilled according to the terms of agreement. Restructured credits (or other assets) are credits (or other assets) on which the interest-rate has been reduced to below commercial levels.

        (n)    Provisions for probable credit losses. Provisions for potential credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantee or collateral are likely to fail to cover SEK's full claim. Such determinations are made for each individual credit/asset. No such provisions were made in the six-month period ending June 30, 2004 nor in the year ending December 31, 2003. There has been no need to make any provision in groups for individually valued claims.

        (o)    Depreciation and amortization. Office equipment is depreciated on the straight-line method over an estimated useful life of 5 years. Buildings and building equipment, including fair value adjustments relating to the building held by the acquired subsidiary AB SEKTIONEN, are also depreciated on the straight-line method over an estimated useful life of 67 years. Intangible assets, i.e. capitalized IT software investments, are amortized by 20 percent per year from the date the asset is available for use.

        (See also Note 1(s).)

        (p)    Reacquired debt. SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. Unless the instrument has been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase is amortized during the remaining contractual tenor of the instrument.

        (q)    Derivative instruments. In its normal course of business, SEK uses, and is a party to, different types of derivative instruments, mostly interest-rate related and currency-exchange-rate related instruments, exclusively for the purpose of hedging or eliminating SEK's interest-rate and currency-exchange-rate exposures.

        Such instruments are reported, in accordance with the hedge accounting rules, at amortized cost.

        Net receivables or liabilities related to individual currency-exchange-rate related instruments are reported on the balance sheet as one component of "other assets" or "other liabilities", as the case may be. The amounts included in "other assets" or "other liabilities", related to such instruments, only reflect the differences between the nominal value of the receivable or asset constituent, on the one hand, and the liability constituent, on the other hand, of each such instrument held.

        Counterparty exposures in derivative instruments and off-balance sheet contracts are calculated and included in the reporting of capital adequacy in accordance with the Swedish Financial Supervisory Authority's regulations.

        (r)    Pension obligations. The Company sponsors a defined benefit multiemployer pension plan covering all employees. All contributions paid or payable to the plan have been expensed. In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. A one-off pension liability to former employees is carried in the balance sheet at the actuarially calculated present value of the obligation.

        As from the financial year 2004, SEK has adopted the Swedish Financial Accounting Standards RR 29, Remuneration to employees, which is based on IAS 19 Employee Benefits. Such standard mandates defined benefit accounting also for arrangements with multiemployer plans provided sufficient information will be made available to allow the Company to account for its proportionate share of the defined benefit obligations, plan assets and costs associated with the plan. Since such reliable information is yet not available, the Company to date has continued to account for its contributions to the multiemployer plan of which it is a member as if the plan were a defined contribution plan.

        (s)    Intangible assets. The Swedish Financial Accounting Standards RR 15, Intangible Assets, has been applied regarding the capitalized part of the investment in the IT-system in progress. As regard to IT-system, the capitalized part includes expenses that are considered to be related to the intangible asset, for example consultant fees and expenses for own personnel contributing in producing the intangible asset.

        (t)    Income tax. Income tax for the profit or loss for the year comprises current and deferred taxes. Current tax is expected tax payable on the taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on taxable temporary differences.

        (u)    Certain references. In certain cases, references are made in the "Notes to the income statements, balance sheets, and statements of cash-flows" to information included in other sections of this annual report. Such information shall be deemed to be included herein by reference.

Note 2.    Foreign Exchange Gains/Losses

        All foreign exchange gains and losses are recognized currently in income under the item Net result of financial transactions.

Note 3.    Trading Gains/Losses on Securities and Derivatives

        All trading gains and losses on securities and derivatives are recognized currently in income under the item Net result of financial transactions.

Note 4.    Interest Revenues/Expenses

        The reporting of interest revenues and interest expenses related to derivative instruments is reported on the income statement on a net basis.

Note 5.    Pension obligations

        The Company sponsors a defined benefit multiemployer pension plan covering all employees. All contributions paid or payable to the plan have been expensed. In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. A one-off pension liability to former employees is carried in the balance sheet at the actuarially calculated present value of the obligation.

        As from the financial year 2004, SEK has adopted the Swedish Financial Accounting Standards RR 29, Remuneration to employees, which is based on IAS 19 Employee Benefits. Such standard mandates defined benefit accounting also for arrangements with multiemployer plans provided sufficient information will be made available to allow the Company to account for its proportionate share of the defined benefit obligations, plan assets and costs associated with the plan. Since such reliable information is yet not available, the Company to date has continued to account for its contributions to the multiemployer plan of which it is a member as if the plan were a defined contribution plan. The pension costs for the six-month period ended June 30, 2004, amounts to approximately Skr 12 million.

Note 6.    Taxes

        Reported amounts of taxes represent profit before appropriations multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 7.    Counterparty Exposures

        For the Company's counterparty exposures related to interest-bearing securities, credits and derivative instruments at June 30, 2004 and December 31, 2003, classified by type of borrower, guarantor, collateral or issuer, see table on page 4.

Note 8.    Credits

        Represents credits granted against documentation in the form of interest-bearing securities.

Note 9.    Past-Due Credits

        In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 6.5 million at June 30, 2004 (December 31, 2003: Skr 47.5 million). The principal amount not past-due on such credits was Skr 47.6 million at June 30, 2004 (December 31, 2003: Skr 433.1 million). All past-due credits were covered by adequate guarantees.

Note 10.    Untaxed Reserves

        Allocations to and/or dissolutions of untaxed reserves are made only at year-end. Accordingly, the balances thereof at June 30 are the same as those at the preceding year-end.

Note 11.    Total Assets

        The amount of total assets at period-end, Skr 163.6 billion, was approximately Skr 0.8 billion higher than it would have been if the currency exchange rates as of December 31, 2003 had been unchanged.

Note 12.    Earnings per Share

        Earnings per share consists of net profit for the period divided by the number of shares. The total number of shares at June 30, 2004, and 2003 and at December 30, 2003 was 990,000.

Note 13.    Risk Capital and Capital Base

        The Company's risk capital consists of shareholders' funds plus untaxed reserves and subordinated debt at period-end. In excess of these funds, The Government issued to SEK a guarantee of callable capital, amounting to Skr 600 million. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

        It is the intention of the shareholder and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

        The total regulatory capital adequacy ratio at period-end was 16.9 percent (December 31, 2003: 17.7 percent), of which 9.7 percent (December 31, 2003: 9.5 percent) represented Tier-1 and 7.2 percent (December 31, 2003: 7.1 percent) represented Tier-2. Adjusted for inclusion of guarantee capital of Skr 600 million from SEK's shareholders in the Tier-1 capital base, the adjusted capital adequacy ratio at period-end was 18.5 percent (December 31, 2003: 18.3 percent), of which 11.4 percent represented adjusted Tier-1 (December 31, 2003: 11.1 percent).

        See also table "Capital base and required capital" elsewhere in this report.

        The aggregate volume of funds borrowed and shareholders' funds, exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Note 14. Reconciliation to accounting principles generally accepted in the United States

        Swedish generally accepted accounting principles vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

        Deferred taxation—U.S. GAAP requires the recognition of a deferred tax liability on all taxable differences in full. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in the future. To the extent that it is more likely than not that a recorded deferred tax asset will not be realized, an offsetting valuation allowance is recorded. Such comprehensive tax accounting has been required also in Sweden since 2001 when IAS 12, with some modifications, was adopted as Swedish GAAP.

        Own debt repurchased—Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company's debt instruments would be recognized immediately together with gains or losses on early termination of related derivatives. See Note 1 (p) for the Swedish GAAP treatment.

        Debt Securities—The Company holds a large hedge account in securities which under Swedish GAAP are reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as "Available-for-Sale-Securities" under U.S. GAAP and, accordingly, to recognize related unrealised gains or losses, net of tax, as comprehensive income.

        As of January 1, 1996, the Company transferred certain debt securities which were reported as trading-securities under U.S. GAAP to held-to-maturity-securities. The excess of the market value over par value, previously recorded in income, at the date of such transfer is amortized over the remaining life of the security.

        Derivatives—Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, were effective for the Company as of January 1, 2001.

SFAS 133 and SFAS 138 require that an entity recognizes all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge derivative's change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment for the risk being hedged through income, or (ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge derivative's change in fair value is recognized immediately in income.

        Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships did not on January 1, 2001, nor on December 31, 2001, qualify for hedge accounting under the new accounting standards. Therefore, the adoption of the new accounting standards increased the volatility of reported earnings under U.S. GAAP until June 30, 2002. From July 1, 2002, certain assets, liabilities and designated derivatives qualified for hedge accounting under the new accounting standards and thereby the volatility in the item "Derivatives and hedging activities" in earnings has been reduced.

        The remaining volatility in earnings in the item "Derivatives and hedging activities" is related to derivatives that under U.S. GAAP do not qualify for hedge accounting even though they have been acquired or written for the purpose of economically hedging assets or liabilities. One main component of the remaining volatility is related to derivatives in the portfolio of held-to-maturity securities where according to U.S. GAAP hedge accounting is not allowed. Another main component of the remaining volatility is related to derivatives hedging perpetual subordinated debt where hedge accounting has not yet been achieved. Such changes in fair value are included in "derivatives and hedging activities" in the summary of significant adjustments tables which follow.

        Adoption of these new accounting standards resulted in the Company recording a cumulative after-tax increase in other comprehensive income of Skr 181 million (net of related income tax of Skr 71 million) at January 1, 2001. Also at January 1, 2001, the carrying value of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1,645 million with no impact on net income. Because such hedging relationships did not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income on a straight line basis over eleven years, which is estimated to approximate the application of a level yield method over the contractual life of hedged assets and liabilities. The Company monitors changes in the amount and composition of hedged accounts and will make adjustments deemed necessary to maintain an approximate level yield amortization method.

        Foreign exchange differences on investment securities—SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these, because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is a substantially identical offsetting change in the Swedish krona value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged into, the same currency.

        However, under U.S. GAAP the valuation effects of changes in currency exchange rates in the value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship is taken directly to equity whereas the offsetting changes in Swedish krona terms of the borrowing is taken to earnings. This leads to a mismatch between recognition of the income statement impact of changes in currency exchange rates, with exchange rate changes impacting funding liabilities reported in current earnings whereas exchange rate changes impacting the carrying amount of available for sale securities are reported as a component of other comprehensive earnings.

        The result of the foregoing is that for the six-month period ended June 30, 2004 SEK's U.S. GAAP profits are decreased by Skr 194.9 million compared to Swedish GAAP profits, and for the corresponding period ending June 30, 2003, SEK's U.S. GAAP profits are increased by 311.7 million compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds).

        No reconciliation of significant material variations between Swedish accounting principles and U.S. GAAP has been made with respect to the S-system because any such variations that affected the Company's net profit would be offset by an adjustment in the amount reimbursed by the State. (See Note 1(b), Note 1(c)). Due to the retention of some credit risk on loans extended by the Company within the S-system, under U.S GAAP SEK would be required to account for all effects related to the income statement of the S-system as gross revenues or costs for SEK; such presentation would not however result in an adjustment to reported net income or shareholders' funds under U.S. GAAP.

        The following is a summary of the significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Six-month Period Ended June 30,
(In millions of Skr unless otherwise stated)
	2004	2003
Net profit for the period under Swedish GAAP	221.4	232.5
Amortization of unrealized gains on securities transferred into the held-to-maturity category in 1996	(3.3)	(3.1)
Gains/(losses) in connection with repurchases of own-debt	27.6	(61.7)
Derivatives and hedging activities	(55.1)	(170.0)
Accretion of discount on liabilities and amortization of premiums on assets that qualified for hedge accounting before adoption of SFAS 133	(85.9)	(74.8)
Foreign exchange differences on available-for-sale securities	(194.9)	311.7
Tax effect of U.S. GAAP adjustments	87.2	(0.6)
Deferred taxation	—	—
Net adjustments	(224.4)	1.5
Net profit (loss) for the period under U.S. GAAP	(3.0)	234.0
Earnings (loss) per share under U.S. GAAP (Skr)	(3.0)	236.4

        The following is a summary of the significant adjustments to comprehensive income that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Six-month Period Ended June 30,
(In Skr million unless otherwise stated)
	2004	2003
Net profit (loss) for the period under U.S. GAAP	(3.0)	234.0
Other comprehensive income:
Difference between fair value and book value of available-for-sale securities (exclusive of foreign exchange differences)*	(53.8)	54.7
Difference between fair value and book value of available-for-sale securities solely related to foreign exchange differences**	194.9	(311.7)
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	(35.5)	(33.1)
Tax effect on other comprehensive income	(29.6)	81.3
Total other comprehensive income	76.0	(208.8)
Comprehensive income under U.S. GAAP	73.0	25.2

*
For the six-month period ended June 30, 2004, reclassification has been made in other comprehensive income related to securities sold during the period. The realized gains (exclusive of foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 8.2 million.

**
For the six-month period ended June 30, 2004, reclassification has been made in other comprehensive income related to available-for-sale securities sold during the period. The realized gains (solely related to foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 6.4 million.

        The following is a summary of the significant adjustments to shareholders' funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	June 30,
(In millions of Skr)			December 31, 2003
	2004	2003
Shareholders' funds under Swedish GAAP	3,173.6	2,757.2	2,952.2
Unamortized gains on securities transferred to held to maturity securities in 1996	21.3	27.8	24.6
Difference between fair value and book value in available-for-sale securities	49.1	164.9	102.9
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	12.8	82.4	48.2
Derivatives and hedging activities	(125.7)	(62.7)	(70.6)
Accretion of discount on liabilities and amortization of premium on assets that qualified for hedge accounting prior to adoption of SFAS 133	1,077.6	1,271.1	1,163.5
Gains/(losses) in connection with repurchases of own-debt	38.5	3.9	10.0
Other	33.1	—	33.1
Tax effect of U.S. GAAP adjustments	(300.6)	(416.5)	(358.0)
Deferred taxation	(26.3)	5.6	(26.3)
Net adjustments	779.8	1,076.5	927.4
Shareholders' funds under U.S. GAAP	3,953.4	3,833.7	3,879.6

        Reportable segments of SEK's operations under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" are the M-system and the S-system, both reported separately in the consolidated income statement with additional information in Note 1(b) and Note 1(c).

        The holding gains on available-for-sale securities, including foreign exchange difference adjusted from net profit, would, under U.S. GAAP, be reported with "Comprehensive Income" under SFAS No. 130 "Reporting Comprehensive Income".

        The Company has not identified any financial instruments classified as available-for-sale or held to maturity that were impaired at the balance sheet date.

        Accounting for derivative instruments and hedging activities—SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138 (the "Standard") is the foundation of a set of U.S. GAAP requirements for accounting for derivatives. The Standard requires that all derivative instruments be recorded on the balance sheet at fair value; the accounting for changes in fair value of the derivative depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. However, if the derivative qualifies as a hedge, the accounting varies based on the type of risk being hedged (see previous discussion herein of accounting for derivatives in designated hedging relationships).

        In the hedging relationship of a financial asset or liability, SEK designates the risk being hedged as one of the following:

  (1)
  The risk of changes in the overall fair value of the entire hedged item.

  (2)
  The risk of changes in its fair value attributable to changes in the designated benchmark rate (referred to as interest rate risk).

  (3)
  The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk).

  (4)
  The risk of changes in its fair value attributable to changes in the obligor's creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item's credit sector at the inception of the hedge (referred to as credit risk).

        If the risk designated as being hedged is not the risk described in (1) above, SEK may designate one or more of the other risks (interest rate risk, foreign currency exchange risk or credit risk) as the hedged risk. The benchmark interest rate being hedged in a hedge of interest rate risk will be specifically identified in the designation of the risk and its documentation at the inception of the hedging relationship.

        As SEK currently hedges the risk of fair value changes in its loans or investments, the transactions are accounted for according to the fair value hedge model pursuant to SFAS 133.

        There are currently four different strategies used within SEK to hedge changes in fair value.

(A)
Hedge of changes in fair value due to interest rates. It is SEK's objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is an interest rate swap ("IRS"), swapping fixed to floating interest rates.

(B)
Hedge of changes in fair value due to interest and foreign exchange rates. It is SEK's objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a cross currency interest rate swap ("CIRS"), going from fixed interest rate in one currency to floating interest rate in another currency.

(C)
Hedge of changes in fair value due to interest rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (A) above, it is SEK's objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is a group of derivatives consisting of an IRS and options, forwards or futures. The group of derivatives should result in conversion of a fixed interest rate into a floating interest rate.

(D)
Hedge of changes in fair value due to interest and foreign exchange rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (B) above, it is SEK's objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e., to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a group of derivatives consisting of a CIRS and options, forwards or futures. The group of derivatives should result in conversion of a fixed interest rate in one currency into a floating interest rate in another currency.

        Both at the inception of the hedge and on an ongoing basis, SEK's hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to the hedged risks.

        The fair value of the derivative will be estimated using discounted cash flow analysis. The discount factors will be derived from the zero coupon curve, based on the swap curve, for each currency.

        Embedded features, such as options, futures or forwards will be valued using the best accessible market data and best practice valuation models. A valuation from an external counterparty may also be used. Using a market price for the transaction in question or for a similar transaction will derive the fair value of the option, future or forward contracts. The fair value may also be delivered from an external counterparty.

Recent Accounting Matters

        In April 2003 the FASB issued Statement of Financial Accounting Standard No 150, Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). The requirements of this Statement apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. The Company does not write or purchase instruments indexed to its common stock nor does it report in permanent equity any instrument that is subject to mandatory redemption and accordingly adoption of the provisions of SFAS 150 have not had any effect on the Company's financial statements.

        In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", which was subsequently revised in December 2003 with the issuance of FIN 46 (R). As discussed in the Company's annual report 2003 (Form 20-F), the Company does provide project finance or other credit products which may result in credit exposure or fee interest with the counterparty that meet the definition of a variable interest in a variable interest entity. However, this involvement would not be sufficient to result in SEK being the primary beneficiary in a Variable Interest Entity as defined in FIN 46 (R). Accordingly, adoption of the provisions of FIN 46 (R) in 2004 has had no effect on the Company's financial statements.

        In December 2003, the FASB issued a revised Statement of Financial Accounting Standard No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106 effective for financial statements with fiscal years ending 2004. The statement retains the disclosures required by Statement 132 and added certain additional disclosures including a requirement that components of net periodic benefit cost recognized during interim periods be disclosed. As disclosed in the 2003 annual report (Form 20-F), the Company mainly sponsors a defined benefit multiemployer pension plan covering all employees and in addition has supplementary defined contribution obligations to certain key employees. The effect of the revised SFAS 132 on the Company's Form 6-K filing is, accordingly, limited to a disclosure of the pension cost recognized in the interim financial statements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2004

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

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